February 6, 2025

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

        Re: Phunware, Inc.
            Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 File No. 001-37862
Dear Troy Reisner:

        We note your November 1, 2024 response to prior comment 1 and your revised risk factor related to PhunCoin and PhunToken. Although we have completed our review of your filing and have no further comments, please note that our decision not to issue additional comments should not be interpreted to suggest that we agree with your analysis or conclusions as to whether PhunCoins or PhunTokens are securities under the federal securities laws. In addition, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jeffrey McPhaul